Exhibit 99.1

Nuvini Group Limited Receives Nasdaq Staff Determination Letter and Requests Hearing Before Nasdaq Hearings Panel

Ordinary shares continue to trade on Nasdaq under “NVNI” pending the Hearings Panel’s decision

NEW YORK and SÃO PAULO, August 3, 2026 (GLOBE NEWSWIRE) — Nuvini Group Limited (Nasdaq: NVNI) (“Nuvini” or the “Company”), a leading acquirer and operator of business-to-business (B2B) software companies across Latin America and emerging markets, today announced that on July 28, 2026 it received a staff determination letter (the “Determination Letter”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”).

As previously disclosed, on January 28, 2026 the Company received notice that it did not meet the US$35,000,000 minimum Market Value of Listed Securities required under Nasdaq Listing Rule 5550(b)(2), and was afforded until July 27, 2026 to regain compliance. The Company did not regain compliance within that period. The Determination Letter states that, absent a timely hearing request, trading would be suspended at the opening of business on August 6, 2026 and a Form 25-NSE would be filed with the Securities and Exchange Commission.

The Company has timely requested a hearing before a Nasdaq Hearings Panel (the “Panel”). That request automatically stays the suspension of trading and the filing of the Form 25-NSE pending the Panel’s decision. The Company’s ordinary shares continue to trade on the Nasdaq Capital Market under the symbol “NVNI.”

Nasdaq Listing Rule 5550(b) permits continued listing on the basis of any one of three alternative standards. At the hearing, the Company intends to present its plan to regain compliance under Listing Rule 5550(b)(1), which requires minimum stockholders’ equity of US$2,500,000. That plan is anchored in the capital restructuring already underway, including the conversion of portfolio-company earn-out and convertible obligations into equity at a fixed price, which the Company expects to result in positive pro forma consolidated shareholders’ equity in excess of the required minimum, together with continued execution against its 2026 operating targets.

“We have a defined, largely executed path to compliance under the equity standard, and we intend to present it to the Panel with facts,” said Pierre Schurmann, Founder and Chief Executive Officer of Nuvini. “The businesses inside this group are profitable and growing. The balance sheet work of the past six months was done precisely so that our listing would not depend on the market’s short-term view of us.”

The Determination Letter has no immediate effect on the listing or trading of the Company’s ordinary shares. There can be no assurance that the Panel will grant the Company’s request for continued listing, that the Company’s compliance plan will be accepted, or that the Company will regain compliance with the applicable Nasdaq listing requirements.

This announcement is made in compliance with Nasdaq Listing Rule 5810(b).

About Nuvini

Headquartered in São Paulo, Brazil, Nuvini is Latin America’s leading serial acquirer of business-to-business (B2B) software companies, focused on acquiring profitable, high-growth businesses with strong recurring revenue and cash flow generation.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Except as required by applicable law, Nuvini assumes no obligation to update or revise these forward-looking statements after the date of this press release, whether as a result of new information, future events, or otherwise.

Investor Relations Contact

Nuvini Group Limited

ir@nuvini.ai